Exhibit (a)(1)(E)
Motorola, Inc.
Stock Option Exchange Program
Transcript of Video Commentary on
stock option exchange programs
Contents

Commonly asked questions about stock option exchange	2

Underwater stock options are an issue for many companies	2

Stock option exchanges and the economic environment	2

How many companies are doing stock option exchanges now?	2

Stock option exchanges: A win-win for all	2

What about exchange ratios? Why not just 1-for-1?	2

What do employees think about stock option exchanges?	2

Transcript of Video Commentary on stock option exchange programs	05/14/2009	Page 2 of 3
Video Commentary on Stock Option Exchanges
with Steve Harris
Managing Director – Frederick W. Cook & Co., Inc.
Frederick W. Cook & Co., Inc. is a worldwide leader in compensation program planning and does not do business with Motorola.
Commonly asked questions about stock option exchanges
Well I think first of all that we have to look at how well do employees generally understand stock options. Stock options are not the simplest thing to understand – and looking at how they work, what the tax effects of stock options are. So, it’s important for companies to help employees understand first of all what is a stock option about and how do they work. And then, what’s in it for the employee in exchanging an underwater stock option.
Underwater stock options are an issue for many companies
There are many companies where all the stock options granted going back years – 5, 6, 7 years – are all underwater right now. Meaning that today’s price of the stock is lower than the purchase price or the Exercise Price for the options that these people hold – that they thought they had real money in. But there’s no money in those options today.
Stock option exchanges and the economic environment
Stock option exchanges are something we are going to be hearing more about as we go through the year and into early next year because of the market meltdown that we’ve seen and what that’s done to stock options in many, many companies.
How many companies are doing stock option exchanges now?
It’s gone from a trickle to a little bit of a flow, so now we see companies like Starbucks and Google and Intel come forward with plans for option exchanges or going through that process. But, we’re going to see a much larger flow, I think, toward the end of this year, early next year.
Stock option exchanges: A win-win for all
Well it can really be a win-win. It can be a win for the company, from the standpoint that they have all these shares that they’ve granted that are dead, I would say, in terms of dilution, so they’re not doing anything for anyone, not doing anything for shareholders. It can be a win for employees because they’re holding on to these stock options they thought would have value, but they don’t have value and it may look like they’re never going to have value.
What about exchange ratios? Why not just 1-for-1?
In order to have a win-win, the shareholders shouldn’t lose in an exchange ,and they would lose if it was a 1-for-1 exchange. So, in other words, the value of an option that is underwater today is not equal to the value of an option at today’s price.
What do employees think about stock option exchanges?

Transcript of Video Commentary on stock option exchange programs	05/14/2009	Page 3 of 3
Employees can do the math on it if they want. They can look at “what price does this break even for me?” “How much price growth on those underwater shares would I need to see in order to basically be better holding the options that I now have?” And this is a voluntary thing. People don’t have to give up their underwater options. So, it’s a choice they have to make. And they can do the math. They can make a gut choice of it. But, often if options are far underwater, employees will feel much better having a share of stock at today’s price and the opportunity to gain from there because the feeling is we’ve been through a real ringer here and better times are ahead. And you can even get fewer shares but participate where we are now and participate in those better times ahead. That again is part of the win-win.
This is general information. Eligible employees should review the full terms of the Offer to Exchange, which is available at the program website:
https://www.motorolaoptionexchange.com